Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

ZHONGSHAN RUISHENG ANTAI INVESTMENT CO., LTD

REGAL CONCORD LIMITED,

REGAL ALLY LIMITED

and

CHINA MING YANG WIND POWER GROUP LIMITED

Dated as of February 2, 2016

ii

ANNEX A	Form of Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER, dated as of February 2, 2016 (this “Agreement”), among Zhongshan Ruisheng Antai Investment Co., Ltd , a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”, together with Holdco, the “Parent Parties”), Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and China Ming Yang Wind Power Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2013 Revision, as amended from time to time) of the Cayman Islands (the “CICL”), Holdco, Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company in the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of independent directors of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than holders of the Rollover Securities), and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting;

WHEREAS, the board of directors of each of Holdco, Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, Parent, acting in the capacity as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions;

WHEREAS, the Chairman Parties and Sponsors entered into a Consortium Agreement, dated as of February 2, 2016, providing that, among other things, the Chairman Parties will, subject to the terms and conditions thereof, vote their Ordinary Shares and ADSs in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, at the Shareholders’ Meeting;

WHEREAS, as an inducement to the Company, Holdco, Parent and Merger Sub to enter into this Agreement and to consummate the Transactions, simultaneously with the execution and delivery of this Agreement, the Rollover Securityholders have each executed and delivered to Holdco and Parent (i) a Rollover Agreement, pursuant to which, subject to the terms and conditions set forth therein, the Rollover Securityholders agree to receive no cash consideration for the number of Ordinary Shares held by each of them as set forth in the respective Rollover Agreement in the Merger (the “Rollover Securities”) and that all Rollover Securities will be converted into ordinary shares of the Surviving Company at the Effective Time, and (ii) a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Rollover Securityholders will vote their Ordinary Shares in favor of the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, at the Shareholders’ Meeting; and

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Chairman and each Sponsor (or an Affiliate thereof) (each, a “Guarantor”, and collectively, the “Guarantors”) have executed and delivered to the Company limited guarantees, dated the date hereof, in favor of the Company pursuant to which each such Guarantor is guaranteeing certain obligations of Holdco, Parent and Merger Sub under this Agreement (each, a “Limited Guarantee”, and collectively, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Holdco, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the Laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

SECTION 1.02 Closing; Closing Date. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) no later than the fifteenth (15th) Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or another date or time agreed in writing by the Company and Parent (the “Closing Date”) at the offices of Simpson Thacher & Bartlett, 35/F ICBC Tower, 3 Garden Road, Central, Hong Kong, or at another place agreed in writing by the Company and Parent.

SECTION 1.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective on the date specified in the Plan of Merger (the “Effective Time”).

SECTION 1.04 Memorandum and Articles of Association of Surviving Company. At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended to read in their entirety the same as the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time (which shall include the provisions required by Section 6.5(a) hereof), until thereafter amended as provided by Law and such memorandum and articles of association (but subject to Section 6.5(a) hereof); provided, however, that, at the Effective Time, (a) all references in the memorandum and articles of association to the name of the Surviving Company shall be amended to refer to “CHINA MING YANG WIND POWER GROUP LIMITED” and (b) references therein to the authorized share capital of the Surviving Company shall be amended to refer to the authorized share capital of the Surviving Company as approved in the Plan of Merger.

SECTION 1.05 Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company as set out in the Plan of Merger, and (b) the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01 Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Holdco, Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) (i) Each ordinary share, par value US$0.001 per share, of the Company (an “Ordinary Share” or, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares, each representing one (1) Ordinary Share (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than (A) any Rollover Securities, (B) any Dissenting Shares, (C) any Ordinary Shares owned by any Group Company (if any), and (D) any Ordinary Shares (including Ordinary Shares held by the Depositary in respect of ADSs) reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for issuance and allocation upon exercise of any Company Share Awards (collectively, the “Excluded Shares”), shall be cancelled and shall thereafter represent the right to receive US$2.51 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement, and as each ADS represents one (1) Ordinary Share, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for US$2.51 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; and (ii) all of the Ordinary Shares, including Ordinary Shares represented by ADSs (other than the Excluded Shares), shall be cancelled and cease to exist, and the register of members of the Company will be amended accordingly.

(b) Each Excluded Share (other than the Dissenting Shares), including Excluded Shares represented by ADSs (other than ADSs that represent the Dissenting Shares), issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of its holder, shall be cancelled and cease to exist, without payment of any consideration or distribution therefor, and the register of members of the Company shall be amended accordingly.

(c) Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company. Such ordinary shares, together with the share capital described in subsection (d) below, shall be the only issued and outstanding share capital of the Surviving Company, and the Surviving Company shall make entries in its register of members to reflect the holder of ordinary shares of Merger Sub immediately prior to the Effective Time as the holder of the ordinary shares of the Surviving Company immediately after the Effective Time.

(d) Each Rollover Security issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company.

SECTION 2.02 Share Incentive Plan and Outstanding Company Share Awards. (a) As soon as practicable following the date hereof, the Company shall approve resolutions to effectuate the provisions of this Section 2.02 with respect to the Company Share Awards. Except as otherwise expressly agreed among the Company, Parent and any holder thereof, subject to the terms of the Share Incentive Plan: (i) each Company Option that is unvested and outstanding immediately prior to the Effective Time (an “Unvested Company Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right to purchase shares Ordinary Shares and shall be converted into an option (a “Parent Option”) to purchase, on substantially the same terms and conditions applicable to each such Unvested Company Option, immediately prior to the Effective Time (including the same vesting conditions and transfer restrictions), the number of whole ordinary shares of Parent or an Affiliate of Parent, rounded down to the nearest whole share, that is equal to the product of (A) the number of Ordinary Shares subject to such Unvested Company Option immediately prior to the Effective Time, multiplied by (B) a fraction, the numerator of which shall be the Per Share Merger Consideration and the denominator of which shall be the fair market value of an ordinary share of Parent or such Affiliate of Parent at the Effective Time as determined in good faith by the board of directors of Parent or such Affiliate of Parent (such fraction, the “Option Exchange Ratio”), at an exercise price per ordinary share of Parent or such Affiliate of Parent (rounded up to the nearest whole cent) equal to (x) the exercise price for each such Ordinary Share subject to such Unvested Company Option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio; and (ii) each Company Restricted Share Award that is outstanding at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a restricted stock unit award with respect to Ordinary Shares and shall be converted into and thereafter evidence a restricted stock unit with respect to ordinary shares of Parent or an Affiliate of Parent (each, a “Rollover RSU”) with respect to the number of whole ordinary shares of Parent or such Affiliate of Parent (rounded down to the nearest whole share) that is equal to the product of (i) the number of Ordinary Shares underlying the Company Restricted Share Award immediately prior to the Effective Time and (ii) a fraction, the numerator of which shall be the Per Share Merger Consideration, and the denominator of which shall be the fair market value of an ordinary share of Parent or such Affiliate of Parent as of the Effective Time. Each Rollover RSU shall be subject to the same terms and conditions as applied to the corresponding Company Restricted Share Award immediately prior to the Effective Time, including the terms and conditions set forth in the Share Incentive Plan.

(b) Vested Company Options. Each Vested Company Option that is outstanding immediately prior to the Effective Time shall be cancelled upon the Effective Time and each former holder of a Vested Company Option shall, in exchange therefor, be paid as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Ordinary Shares underlying such Vested Company Option, net of any applicable withholding taxes; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

SECTION 2.03 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (“dissenter’s rights”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICL, except that all Ordinary Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter’s rights in respect of such Ordinary Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b) The Company shall give the Parent Parties (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter’s rights or demands, and any other instruments or proceedings served pursuant to the CICL and received by the Company relating to the Transactions or its shareholders’ dissenter’s rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter’s rights or any demands for appraisal under the CICL or applicable Law. The Company shall not, except with the prior written consent of the Parent Parties, make any payment with respect to any exercise of dissenter’s rights or any demands for appraisal or offer to settle or settle any such dissenter’s rights or any demands or approve any withdrawal of any such dissenter’s rights or demands.

(c) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICL within two (2) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

SECTION 2.04 Exchange of Share Certificates, etc. (a) Paying Agent. Prior to the Effective Time, Holdco or Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and the exception set forth in Section 2.03(a) (collectively, the “Merger Consideration”). Prior to the Effective Time, Holdco or Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares and ADSs (other than Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each person who was, at the Effective Time, a registered holder of Ordinary Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Ordinary Shares (other than Excluded Shares) shall be effected and contain such other provisions as the Parent Parties and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Ordinary Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Ordinary Shares represented by such Share Certificate and each registered holder of Ordinary Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Ordinary Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The holders of ADSs shall bear any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the Depositary. In the event that the Parent Parties determines that any deduction or withholding is required to be made from any Merger Consideration payable pursuant to this Agreement, they shall promptly inform the Company in writing of such determination and consult with the Company in good faith regarding such determination. To the extent that any such amounts are so deducted, withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the holders of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Ordinary Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company, the Per Share Merger Consideration in respect of such Ordinary Shares may be paid to such transferee upon delivery of evidence to the satisfaction of the Parent Parties (or any agent designated by the Parent Parties) of such transferee’s entitlement to the relevant Ordinary Shares and to receive the Per Share Merger Consideration, to the exclusion of the applicable transferor and evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay (and Parent will cause it to pay) in respect of the Ordinary Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Ordinary Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Ordinary Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Ordinary Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Ordinary Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Ordinary Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Ordinary Shares represented by each ADS or other like change with respect to Ordinary Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Ordinary Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks acceptable to the Parent Parties; provided, that no such investment or losses in respect thereto shall affect the amounts payable to each holder of Ordinary Shares and ADSs and the Parent Parties shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as provided herein or in Sections 2.01 or 2.03(a), the Exchange Fund shall not be used for any other purposes.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Ordinary Shares or ADSs for six (6) months after the Effective Time shall automatically and promptly be delivered to the Surviving Company, and any holders of Ordinary Shares or ADSs (other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore complied with this Article II, shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Sections 2.01(a). Any portion of the Exchange Fund remaining unclaimed by holders of Ordinary Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(h) No Liability. None of the Paying Agent, Holdco, Parent or the Surviving Company shall be liable to any holder of Ordinary Shares in respect of any such Ordinary Shares (including Ordinary Shares represented by ADSs) or Company Share Awards (or dividends or distributions with respect thereto) for which payment was delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights. Each of Holdco, Parent, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a payment obligation pursuant to this Agreement), as applicable, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provisions of applicable Law. To the extent that any such amounts are deducted, withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipients in respect of which such deduction and withholding was made. The Parent Parties and Merger Sub have determined that no deduction or withholding is required under any provision of applicable Tax Laws as in effect and as generally interpreted as of the date of this Agreement with respect to the payment of the Per ADS Merger Consideration or the Per Share Merger Consideration pursuant to this Article II.

SECTION 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Ordinary Shares shall be effected in the register of members of the Company, and (b) the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Ordinary Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled and (except for the Excluded Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated as of October 6, 2010 between the Company, the Depositary and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”) in accordance with its terms.

SECTION 2.07 Agreement of Fair Value. Holdco, Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Ordinary Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Reports filed prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” or “Forward Looking Statements” sections or any other forward-looking statements or other disclosures to the extent they are general, non-specific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein) or (b) for any matters with respect to which any Chairman Party has actual knowledge, the Company hereby represents and warrants to the Parent Parties and Merger Sub that:

SECTION 3.01 Organization and Qualification. (a) The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Subsidiary of the Company is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except to the extent the failure of any such Subsidiary to be so organized, existing or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each Subsidiary of the Company is duly qualified or licensed to do business, and is in good standing, where such concept is recognized, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except to the extent such failures to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for the Company’s Subsidiaries disclosed in the Company SEC Reports, as of the date hereof, there are no other entities in which any Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole.

SECTION 3.02 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified as of the date hereof, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

SECTION 3.03 Capitalization. (a) (i) The authorized share capital of the Company consists of 1,000,000,000 Ordinary Shares of a par value of US$0.001 per share. As of the date of this Agreement, 160,534,813 Ordinary Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, which number includes 5,308,437 Ordinary Shares underlying Company Options outstanding as of the date of this Agreement. As of the date of this Agreement, (w) no Ordinary Shares are held by the Depositary in the name of the Company which have been reserved for future grant of Company Share Awards under the Share Incentive Plan, (x) no Ordinary Shares are held in the treasury of the Company, (y) no Ordinary Shares are held by any Group Company and (z) no Ordinary Shares are held in brokerage accounts in a Group Company’s name.

(ii) The outstanding share capital or registered capital, as the case may be, of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable, and all of the outstanding share capital or registered capital, as the case may be, of each such Subsidiary is owned by a Group Company free and clear of all Liens (other than Permitted Encumbrances). Subject to limitations imposed by applicable Law, each Group Company has the unrestricted right to vote, and to receive dividends and distributions on, all equity securities of its Subsidiaries.

(iii) Except as set forth in this Section 3.03(a), there is no share capital or other equity interest in the Company or any options, warrants, convertible debt, other convertible instruments, share appreciation rights, performance units, restricted share units, contingent value rights, “phantom” share units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or other equity interest in, the Company or any of its Subsidiaries, or any preemptive, conversion, redemption or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital, or other equity interests in, the Company or any of its Subsidiaries. All Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Ordinary Shares or other equity interests in, the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries or any other Person. Each grant of Company Share Awards was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and issued in compliance with all applicable Laws, and all requirements set forth in the Share Incentive Plan. Except as required pursuant to the Share Incentive Plans or award agreements evidencing Company Share Awards, there are no commitments or agreements of any character to which any Group Company is bound obligating any Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions.

(iv) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plan pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Share Awards.

SECTION 3.04 Authority Relative to this Agreement; Fairness. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the Ordinary Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Holdco, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than holders of the Rollover Securities), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) subject to Section 6.04(c), resolved to recommend approval of this Agreement, the Plan of Merger and the Transactions to the holders of Ordinary Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Ordinary Shares for approval.

(c) The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, subject to the limitations, qualifications and assumptions set forth therein and as of the date of such opinion, the Per Share Merger Consideration to be paid to the holders of Ordinary Shares and the Per ADS Merger Consideration to be paid to the holders of ADSs (in each case, other than holders of Excluded Shares, including Excluded Shares represented by ADSs) in the Merger is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent for its information purposes only promptly after the date of this Agreement. The Financial Advisor has consented to the inclusion of a copy of its opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by the Parent Parties or any of their respective affiliates.

SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any Law applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance (other than Permitted Encumbrances), on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any properties or assets of any Group Company are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrences which would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay the consummation of the Transactions or (y) have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Act (as defined below) and Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL (collectively, the “Company Requisite Regulatory Approvals”), and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06 Permits; Compliance with Laws. (a) Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted other than those the lack thereof would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, except, in each case, where the suspension or cancellation of any Material Company Permit would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) No Group Company is in default, breach or violation of any Material Company Permit, in each case except for any such default, breach or violation that individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Group Company is in compliance in all material respects with applicable Law (including, without limitation, (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data). To the knowledge of the Company, no Group Company has received any written notice or communication from any applicable Governmental Authority of any material non-compliance with any applicable Laws or Material Company Permits that has not been cured, except for any non-compliance that would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) that are material to the Group Companies taken as a whole and required to be made by the Company or its Subsidiaries in respect of the Company and its Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws in all material respects. Each Onshore Subsidiary has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(e) Neither the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries, nor, the knowledge of the Company, any agent of the Company or any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries, have offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another person, to:

(i) any Governmental Official in order to improperly (A) influence any act or decision of any Governmental Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or (C) otherwise secure any improper advantage.

(ii) any other person in any manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any Applicable Anti-Bribery Law.

(f) No Governmental Official or Governmental Entity presently owns an interest, whether direct or indirect, in any Group Company or has any legal or beneficial interest in the Company or to payments made to the Company pursuant to this Agreement.

(g) The Company has maintained complete and accurate books and records and effective internal controls in accordance with the Applicable Anti-Bribery Laws and generally accepted accounting principles.

(h) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of the Company or any of its Subsidiaries, or any person or company acting on behalf of the Company (i) is currently subject to or the target of any U.S. sanctions administered by the office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority; or pursuant to the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act of 2012, the National Defense Authorization Act for Fiscal Year 2012, the Iran Freedom and Counter-Proliferation Act of 2012, each as amended, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued pursuant to such authority (collectively, “Sanctions”); or (ii) has violated or is operated not in compliance with, any applicable Sanctions or anti-money laundering Law, anti-terrorism Law, export restrictions, anti-boycott regulations or embargo regulation.

(i) No action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to anti-money laundering Law is pending or, to the knowledge of the Company, threatened.

SECTION 3.07 SEC Filings; Financial Statements. (a) The Company has filed or otherwise furnished (as applicable), all forms, reports and documents required to be filed with or furnished to the SEC by the Company since January 1, 2013 (the “Applicable Date”) (the forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof as have been supplemented, modified or amended since the time of filing or furnishing, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Group Companies, as applicable, as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case, in accordance with IFRS.

(c) No Group Company has any liabilities of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), in each case that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except liabilities (i) reflected or reserved against in the consolidated balance sheet for the quarter ended September 30, 2015 (including any notes thereto) included in the Company SEC Reports, (ii) incurred pursuant to this Agreement or in connection with the Transactions, (iii) incurred since September 30, 2015 in the ordinary course of business and in a manner consistent with past practice since the Company’s initial public offering in 2010, or (iv) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company has been and is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information relating to the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”) have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the Certifying Officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date, including any change in the Company’s internal control over financial reporting that occurred during the period ending on the Evaluation Date that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since the Evaluation Date, to the knowledge of the Company, there has been no change in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. To the knowledge of the Company, there is no reason to believe that the matters certified by the Certifying Officers are not true and correct in all material respects.

(e) Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.

(f) The Group Companies maintain a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(h) There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company SEC Reports nor any obligations to enter into any such arrangements.

SECTION 3.08 Absence of Certain Changes or Events. Since September 30, 2015 to the date hereof, except as expressly contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, or (b) there has not been any change in the financial condition, business or result of their operations or any circumstance, occurrence or development which has had a Company Material Adverse Effect.

SECTION 3.09 Absence of Litigation. (a) There is no material litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority.

(b) Neither the Company nor any Subsidiary of the Company nor any property or asset of the Company or any Subsidiary of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.10 Labor and Employment Matters; Employee Plans. (a) No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by any Group Company as of the date hereof, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of any Group Company. There are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against any Group Company before any Governmental Authority, except for any such pending or threatened complaints that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any employee of any Group Company.

(b) Each Group Company (i) is in material compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority, (ii) has withheld and paid in full to the appropriate Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to each Group Company’s employees (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and (iii) is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no material claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company. There is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to any Group Company.

(c) None of the Company Employee Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended. Each Company Employee Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. No Action or administrative proceeding is pending or, to the knowledge of the Company, threatened with respect to any Company Employee Plan or against the assets thereof (other than claims for benefits in the ordinary course), and no fact or event exists that could give rise to any such lawsuit, action, proceeding or claim. All employer and employee contributions to each Company Employee Plan required by applicable Law or by the terms of such Company Employee Plan have been made, or, if applicable, accrued in accordance with normal accounting practices. The fair market value of the assets of each funded Company Employee Plan, the liability of each insurer for any Company Employee Plan funded through insurance or the book reserve established for any Company Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Employee Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Company Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and any Group Company has obtained all necessary approvals in connection therewith. Each Company Employee Plan may be amended, terminated or otherwise discontinued at any time without material liability to the Parent Parties or any Group Company, other than ordinary administration expenses.

(d) Except as otherwise specifically provided in this Agreement regarding the Company Share Awards, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans, (ii) increase any benefits otherwise payable under any of the Company Employee Plans or (iii) result in any acceleration of the time of payment or vesting of any such benefits or result in the payment of any amount under any Company Employee Plan that would be, individually or in combination with any other such payment, an “excess parachute payment” within the meaning of Section 280G of the Code. The Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire Ordinary Shares to any employees, consultants or directors of the Company after the date hereof.

SECTION 3.11 Real Property. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the applicable Group Company has good and marketable title, and validly granted long term land use rights and building ownership rights, to the real property owned by any Group Company (the “Owned Real Property”), free and clear of any Lien, other than Permitted Property Liens, (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, (iii) the land use rights relating to the Owned Real Property have been duly obtained from a competent Governmental Authority in accordance with applicable Law and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full and on time, (iv) the applicable Group Company has duly complied with the terms and conditions of, and all of its obligations under, the relevant land use rights grant contract, as applicable, and real property purchase contract in relation to any Owned Real Property and (v) none of the Group Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(b) All current leases and subleases of real property entered into by any Group Company (the “Leased Real Property”) are in full force and effect, are valid and effective in accordance with their respective terms, subject to the Bankruptcy and Equity Exception, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by such Group Company or, to the knowledge of the Company, by the other party to such lease or sublease, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The applicable Group Company has good and valid leasehold or sublease-hold interests in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Encumbrances, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.12 Intellectual Property. (a) The Group Companies exclusively own, free and clear of all Liens (other than Permitted Encumbrances), or have the right to use, all Intellectual Property material to the conduct of the business of the Group Companies, which, as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party (“Company Intellectual Property”).

(b) To the knowledge of the Company, (a) each of the licenses, sublicenses, consents and other Contracts (i) by which the Company or a Subsidiary of the Company is authorized to use any of the Intellectual Property that is used in or necessary for the conduct of the Group Companies’ businesses as presently conducted or as presently planned to be conducted and (ii) by which the Company or a Subsidiary of the Company licenses or otherwise authorizes a third party to use any Intellectual Property owned by the Company or such Subsidiary of the Company (the “IP Contracts”) is valid and is in full force and effect in accordance with the terms of such IP Contract subject to proper authorization and execution of such IP Contract by the counterparties thereto and to the Bankruptcy and Equity Exception and (b) there is no breach or default under any IP Contract, and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a breach or default by the Company, any Subsidiary of the Company or any other party thereto under any IP Contract.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and to the knowledge of the Company, (i) the Company Intellectual Property constitutes all of the Intellectual Property that is used in or necessary for the conduct of the Group Companies’ businesses as presently conducted or as presently planned to be conducted, including all Intellectual Property necessary to make, have made, use, copy, prepare derivative works of, import, offer to sell, sell and otherwise distribute all products and services of the Group Companies in the manner so done or to use the Software as they are currently used in the Group Companies’ businesses, (ii) no interference, opposition, reissue, reexamination, or other proceeding is or has been pending or threatened against the Group Companies, in which the scope, validity, or enforceability of any Company Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged, (iii)all registered Company Intellectual Property is valid and subsisting, all prosecution, maintenance, renewal and other similar fees therefor have been paid and are current, and all registrations and applications therefor remain in full force and effect, (iv) all Company Intellectual Property disclosed as owned by a Group Company belongs to such Group Company and is not the property of a third party, (v) there are no (A) Actions pending or threatened against a Group Company (including cease-and-desist letters or offers to license any Intellectual Property), by any person alleging infringement, dilution, unauthorized disclosure, or misappropriation by any Group Company of the Intellectual Property rights of such person, or (B) challenges to the validity, enforceability or ownership of, or the right to use, any Company Intellectual Property, (ix) the conduct of the business of the Group Companies does not infringe, dilute, or misappropriate and has not infringed, diluted, or misappropriated any Intellectual Property rights of any person, (x) no Group Company has interfered with, infringed upon, disclosed without authorization, misused, misappropriated or otherwise violated any Intellectual Property rights, any rights of privacy (including personal data privacy and related Laws), name, portrait, reputation, or personality under applicable Law or any personal or sensitive information (including personally identifiable information) owned by any other person, and (xi) no person is infringing, diluting or misappropriating, or has infringed, diluted or misappropriated, any Company Intellectual Property.

(d) Neither the execution of this Agreement nor the consummation of any transactions contemplated hereby shall result in the loss or impairment of, or give rise to any right of a third party to terminate, any rights of the Company or any Subsidiary of the Company in or to any Company Intellectual Property.

(e) The Group Companies have taken commercially reasonable measures to protect the confidentiality, integrity, and security of (i) the material confidential or proprietary information of the Group Companies (or third parties for which the Group Companies have a legal or contractual obligation of protection), (ii) personally identifiable information, material confidential or proprietary information, and Trade Secrets entrusted to any Group Company by its customers, clients, or other persons to whom the such Group Company owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof, and (C) Trade Secrets of the Group Companies.

(f) No Group Company is in breach of any requirements for or restrictions regarding subcontracting, sublicensing, or disclosure of Company Intellectual Property, Trade Secrets, or personally identifiable information of the Company, its Subsidiaries, or of their clients or customers to any person (including the Company’s Subsidiaries), contained in any applicable Contracts with any of the Company’s or its Subsidiaries’ customers or clients or under applicable Law. No proceedings are pending, or, to the knowledge of the Company, threatened against a Group Company by any person alleging a violation of such person’s, or any other person’s, privacy, publicity, personal or confidentiality rights by such Group Company under applicable Laws, or a breach or other violation of any of the Group Companies’ internal rules, policies and procedures with respect to privacy, publicity, data protection, collection, storage, transfer, use or disclosure of personally identifiable information by such Group Company.

SECTION 3.13 Taxes. (a) Each Group Company has timely filed all material Tax Returns required to be filed by or with respect to such Group Company and all such Tax Returns are true, accurate and complete in all material respects.

(b) Each Group Company has paid and discharged all material Taxes due and payable (whether or not shown to be due on any Tax Return), and where payment is not yet due, the Company has made adequate provision for such accrued Taxes in its financial statements included in the most recent Company SEC Reports in accordance with IFRS.

(c) There are no material Liens with respect to Taxes upon any of the assets or properties of any Group Company, other than with respect to Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings.

(d) As of the date hereof, no Governmental Authority has asserted or, to the knowledge of the Company, is threatening to assert against any Group Company any deficiency or claim for any material Taxes.

(e) Each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law, and to the extent required, such Taxes have been paid to the relevant taxing authority.

(f) There is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of any Group Company, nor is one pending to the knowledge of any Group Company.

(g) No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, nor has any Group Company entered into a closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law).

(h) There are no unresolved claims by any Governmental Authority in a jurisdiction where any Group Company does not file Tax Returns that any Group Company is or may be subject to Taxes in such jurisdiction.

(i) No Group Company has engaged in a trade or business, has a permanent establishment, or otherwise is Tax resident in a country other than the country of its formation.

(j) Neither the Company nor any Subsidiary that is not an Onshore Subsidiary takes the position for tax purposes that it is a “resident enterprise” of the PRC.

(k) To the knowledge of the Company, no Group Company is or has been treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(l) No Group Company (A) is or has ever been a member of a combined, consolidated, unitary, affiliated or similar Tax group (other than a group the common parent of which is or was one of the Group Companies) or (B) has any liability for Taxes of any person as a result of being a member of such a Tax group or arising from the application of any provision of Tax Law, or as a transferee or successor, by contract, or otherwise.

(m) No Group Company is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(n) No Group Company has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(o) No Group Company will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (A) a change in method of accounting occurring prior to the Closing Date, (B) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (C) a prepaid amount received, or paid, prior to the Closing Date or (D) deferred gains arising prior to the Closing Date.

(p) The Onshore Subsidiaries have, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Authorities.

(q) The prices and terms for the provision of any property or services by or to the Group Companies are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained. Each Group Company has provided or made available to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a Governmental Authority. Any submissions made on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax incentives or other Tax reduction agreement or order of a Government Authority are accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a Governmental Authority is pending or, to the knowledge of the Company, threatened. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order.

SECTION 3.14 Indebtedness and Security. No Group Company has any Indebtedness nor any secured creditors holding fixed or floating security interests. No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. On the date hereof, and on the Closing Date after giving effect to (a) the Transactions contemplated by this Agreement, (b) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and (c) payment of all related fees and expenses, none of the Group Companies is Insolvent.

SECTION 3.15 Material Contracts. (a) Except for this Agreement and the Contracts filed as exhibits to the Company SEC Reports filed with the SEC prior to the date of this Agreement, no Group Company is a party to, and no Group Company’s properties or assets are bound by, any of the types of Contracts listed in clauses (i) through (xi) of this Section 3.15(a) (such types of Contracts being the “Material Contracts”):

(i) each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F;

(ii) each Contract relating to any Indebtedness or Lien in excess of RMB30 million;

(iii) each Contract in respect of any (A) joint venture, strategic cooperation or collaboration arrangement, joint sales or marketing agreement, or partnership arrangement, in each case, that is material to the business of the Group Companies taken as a whole, or (B) other agreement involving a sharing of profits, losses, costs or liabilities by any Group Company that is material to the business of the Group Companies taken as a whole;

(iv) each Contract that involves the acquisition or disposition, directly or indirectly (by merger, license or otherwise), of any securities of any person (other than a Company Share Award) or any assets that have a fair market value or purchase price of more than RMB30 million;

(v) each Contract with a Governmental Authority in excess of RMB30 million;

(vi) each Contract with a Major Customer or Major Supplier in excess of RMB30 million;

(vii) each Contract with a sales representative or distributor with expected aggregate annual payments by or to the Company or any of its Subsidiaries in excess of RMB30 million;

(viii) each Contract (including any distribution agreements) that limits, or purports to limit, the ability of any Group Company to compete in any line of business in any geographic area or during any period of time in a manner that is material to the Group Companies, taken as a whole, or any Contract that grants any exclusive rights to any third party (including any exclusive license or exclusive distribution or usage arrangements) if such Contract, exclusive rights or restrictions resulting therefrom are material to the Group Companies, taken as a whole;

(ix) each Contract in excess of RMB1,000,000 between any Group Company, on the one hand, and any directors or officers of any Group Company or their immediate family members or shareholders (other than the Chairman Parties) of any Group Company holding more than 5% of the voting securities of any Group Company, on the other hand, under which there are material rights or obligations outstanding;

(x) each Contract providing for any earn-out or similar payment payable by any Group Company to any person (other than to another Group Company) in excess of RMB4 million;

(xi) each Contract involving payments by the Company or any of its Subsidiaries in excess of RMB30 million in the aggregate under each Contract;

(xii) each Contract relating to any capital expenditure or any disbursement Contract with a contract value exceeding RMB30 million;

(xiii) each share or stock redemption or purchase or other Contract affecting or relating to the share capital of the Company or any of its Subsidiaries, including each Contract with any shareholder of the Company or any of its Subsidiaries which includes anti-dilution rights, voting arrangements or operating covenants;

(xiv) each Contract under which the Company or any of its Subsidiaries has granted any Person any registration rights, or any right of first refusal, first offer or first negotiation with respect to any Ordinary Shares or securities of any Subsidiaries of the Company; and

(xv) each Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Company’s knowledge, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company and, to the Company’s knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract, (iv) to the Company’s knowledge, no person intends to terminate any Material Contract and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (ii) to the knowledge of the Company, no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, which remains unresolved, and (iv) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any person concerning liability under any Environmental Law or relating to Hazardous Substances.

SECTION 3.17 Interested Party Transactions. None of the officers or directors of any Group Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of a Group Company), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

SECTION 3.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Group Companies are in full force and effect, (ii) the Company has no reason to believe that any Group Company will not be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost, (iii) no Group Company has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies, and (iv) no Group Company has been denied any insurance coverage which it has sought or for which it has applied.

SECTION 3.19 Personal Property and Inventory. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries has good and valid title to, or holds pursuant to a valid and enforceable right to use under a Contract, all of their respectively owned tangible personal properties as necessary to conduct their respective businesses as currently conducted as of the date of this Agreement, free and clear of all Liens (except for Permitted Property Liens). All material inventory of raw materials, components, and final finished products are in good and usable condition, has been manufactured and stored in accordance with all applicable Laws in all material respects and can reasonably be anticipated to be used and consumed in the ordinary course of business. The Company and each of its Subsidiaries have accurate records of the location of all such material inventory and the expiration dates for all such material inventory, if applicable.

SECTION 3.20 Accounts Receivable. The accounts receivable and other receivables of the Company and each of its Subsidiaries are not subject to any material claim of offset, recoupment, set-off or counter-claim other than in the ordinary course of business consistent with past practice. No person has any Lien on any material accounts receivable or other receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable or other receivable.

SECTION 3.21 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions other than the CICL.

SECTION 3.22 Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.23 No Other Representations and Warranties. Except for the representations and warranties made by the Company in Article III and Section 6.01(c), neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, condition (financial or otherwise) or any information provided to Holdco, Parent and Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Holdco, Parent and Merger Sub or any of their respective affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Holdco, Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Holdco, Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Holdco, Parent, Merger Sub or any of its affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III or Section 6.01(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO, PARENT AND MERGER SUB

Holdco, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Corporate Organization. Each of Holdco, Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets to carry on its business as it is now being conducted. Each of Holdco, Parent and Merger Sub is duly qualified to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.

SECTION 4.02 Memorandum and Articles of Association. Each of the Parent Parties has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified as of the date hereof, of each of Holdco, Parent and Merger Sub. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. None of the Parent Party or Merger Sub is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents that has materially affected, or is reasonably likely to materially affect, each of the Parent Party’s or Merger Sub’s ability to consummate the Transactions.

SECTION 4.03 Capitalization. (a) The authorized share capital of Parent consists of 50,000 ordinary shares of a par value US$1.00 per share. As of the date of this Agreement, 1 ordinary share is issued and outstanding, which has been duly authorized and is validly issued, fully paid and non-assessable. Except as set forth in the Rollover Agreements, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub. All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b) The authorized share capital of Merger Sub consists of 50,000 ordinary shares of a par value US$1.00 per share. As of the date of this Agreement, 1 ordinary share is issued and outstanding, which has been duly authorized and is validly issued, fully paid and non-assessable, and free of any preemptive rights in respect thereof and which is owned by Parent. The outstanding ordinary share of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of all Liens.

SECTION 4.04 Authority Relative to This Agreement. Each of Holdco, Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Holdco, Parent and Merger Sub of this Agreement and the consummation by Holdco, Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Holdco, Parent or Merger Sub and no vote of the Parent or Holdco are necessary to authorize the execution and delivery of this Agreement by Parent and Merger Sub and the Plan of Merger by Merger Sub and the consummation by them of the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.05(b)). This Agreement has been duly and validly executed and delivered by Holdco, Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Holdco, Parent and Merger Sub, enforceable against each of Holdco, Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Holdco, Parent and Merger Sub do not, and the performance of this Agreement by Holdco, Parent and Merger Sub and consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of any of Holdco, Parent or Merger Sub, (ii) assuming (solely with respect to performance of this Agreement and the consummation of the Transactions) that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained prior to the Effective Time and all filings and obligations described in Section 4.05(b) have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to Holdco, Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien or other encumbrance on any property or asset of Holdco, Parent or Merger Sub pursuant to, any Contract or obligation to which Holdco, Parent or Merger Sub is a party or by which any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions by Holdco, Parent or Merger Sub.

(b) The execution and delivery of this Agreement by Holdco, Parent and Merger Sub do not, and the performance of this Agreement by Holdco, Parent and Merger Sub and the consummation by Holdco, Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other person, except (i) for compliance with the applicable requirements of any federal or state securities Laws, including Section 13 of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of a Schedule 13E-3 and furnishing of the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) for compliance with the registration and filing of the documents as required by applicable laws and regulations in connection with overseas investment with the Guangdong Provincial Development and Reform Commission and the Department of Commerce of Guangdong Province and for compliance with the foreign exchange registration with competent local commercial banks as required by applicable foreign exchange rules and regulations (the “Parent Requisite Regulatory Approvals” and, together with the Company Requisite Regulatory Approvals, the “Requisite Regulatory Approvals”), and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not, individually or in the aggregate, be expected to, prevent or materially delay consummation of any of the Transactions by Holdco, Parent or Merger Sub.

SECTION 4.06 Absence of Litigation. As of the date of this Agreement, there is no material Action pending or, to the knowledge of the Parent Parties, threatened against any of Holdco, Parent or Merger Sub, or any share, security, equity interest, property or asset of any of Holdco, Parent or Merger Sub, before any Governmental Authority, except as would not, individually or in the aggregate, prevent or materially delay consummation of the Transaction by Holdco, Parent or Merger Sub. As of the date of this Agreement, none of Holdco, Parent or Merger Sub or any property or asset of any of Holdco, Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Parent Parties, any continuing investigation by, any Governmental Authority, or any order, writ, judgement, injunction, decree, determination or award of any Governmental Authority, except as would not, individually or in the aggregate, prevent or materially delay consummation of the Transaction by Holdco, Parent or Merger Sub.

SECTION 4.07 Financing; Equity Rollover.

(a) Parent has delivered to the Company true and correct copies of (i) an executed debt commitment letter from the financial institutions named therein (as the same may be amended or modified pursuant to Section 6.14, the “Debt Commitment Letter”) confirming their respective commitments, subject to the terms and conditions therein, to provide or cause to be provided the aggregate debt amounts set forth therein for the purpose of financing the Transactions (the “Debt Financing”), (ii) executed equity commitment letters from the Chairman and certain affiliates of the Sponsors (the “Equity Commitment Letters”) pursuant to which each such Person has committed to contribute, or cause to be contributed, through one or more direct or indirect capital contributions (which contributions may take the form of ordinary equity, shareholder loans, preferred equity or other securities) to Holdco (for further direct or indirect capital contributions to Parent (which contributions may take the form of ordinary equity, shareholder loans, preferred equity or other securities)) or Parent, as applicable, up to the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used by Parent to pay (or to cause to be paid) the Merger Consideration and any other amounts required to be paid pursuant to this Agreement and (iii) the Rollover Agreements (together with the Debt Commitment Letter and the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, subject to the terms and conditions therein, the Rollover Securityholders have agreed to receive no cash consideration for their Rollover Securities, which will be converted into ordinary shares of the Surviving Company at the Effective Time and to consummate the Transactions (together with the Debt Financing and the Equity Financing, the “Financing”). The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein.

(b) As of the date hereof, (i) the Financing Commitments, in the form so delivered, are in full force and effect and are the legal, valid and binding obligations of Holdco and, to the knowledge of the Parent Parties, of the parties thereto, enforceable in accordance with the terms and conditions thereof, (ii) none of the Financing Commitments have been amended or modified and no such amendment or modification is contemplated, (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and to the knowledge of the Parent Parties, no such withdrawal termination or restriction is contemplated and (iv) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by any of Holdco, Parent or Merger Sub and, to the knowledge of the Parent Parties, by the other parties thereto. Assuming the Financing is funded in accordance with the terms and conditions of the Financing Commitments, the proceeds contemplated by the Financing Commitments will be sufficient for Merger Sub, to (1) consummate the Transactions on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The obligations of the financing sources to fund the commitments under the Financing Commitments are not subject to any contractual conditions other than as set forth in the Financing Commitments. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Holdco, Parent or Merger Sub on the terms and conditions therein. As of the date hereof, assuming the satisfaction of the conditions precedent set forth in Article VII, Holdco, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Holdco, Parent and Merger Sub at the time required to consummate the Transactions. As of the date hereof, none of Holdco, Parent and Merger Sub has any outstanding obligation to pay any commitment fees or other fees in connection with the Financing Commitments in connection with the execution of this Agreement, and Holdco, Parent and Merger Sub will after the date hereof pay when due all other fees arising under the Financing Commitments as and when they become due and payable thereunder. Except as set forth in the Commitment Letters and the related fee letter, there are no side letters or other oral or written Contracts to which Holdco, Parent, Merger Sub or any of their respective affiliates is a party that impose conditions to the funding or investing, as applicable, of the full amount of the Financing.

SECTION 4.08 Limited Guarantees. Concurrently with the execution of this Agreement, the Parent Parties have caused each of the Guarantors to deliver to the Company a duly executed Limited Guarantee. Assuming the due authorization, execution and delivery by the Company, each of the Limited Guarantees is in full force and effect and constitutes a legal, valid and binding obligation of the corresponding Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Guarantor under the relevant Limited Guarantee.

SECTION 4.09 Brokers. No broker, finder or investment banker or other person is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Holdco, Parent or Merger Sub.

SECTION 4.10 Ownership of Company Shares. Other than the Rollover Securities (and as a result of this Agreement and the Rollover Agreements) and any Company Share Awards, none of Holdco, Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Ordinary Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Ordinary Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

SECTION 4.11 Independent Investigation. Holdco, Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and Subsidiaries of the Company, which investigation, review, and analysis was performed by Holdco, Parent and Merger Sub, their respective affiliates and Representatives. Each of Holdco, Parent and Merger Sub acknowledge that as the date of this Agreement, it, its affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Subsidiaries of the Company for such purpose. In entering into this Agreement, each of Holdco, Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, the Subsidiaries of the Company or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

SECTION 4.12 Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts and any documents or agreements with respect to the shareholder arrangements of Holdco, Parent or the Surviving Corporation (or any equity holder of Holdco), there are (a) no side letters or other contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Rollover Securityholders, Holdco, Parent, Merger Sub, Guarantor or any of their respective affiliates, and (b) no contracts (whether oral or written) (i) between Holdco, Parent, Merger Sub or any of their affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Holdco, Parent, Merger Sub or the Company to finance in whole or in part the Merger.

SECTION 4.13 Non-reliance on Company Estimates. The Company has made available to Holdco, Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and the Company Subsidiaries and certain plan and budget information. Each of Holdco, Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Holdco, Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that each of Holdco, Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither of Holdco, Parent nor Merger Sub is replying on any estimates, projections, forecasts, plans or budgets furnished by the Company, the Subsidiaries of the Company or their respective affiliates and Representatives, and each of Holdco, Parent and Merger Sub shall not, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto. Nothing in this Section 4.13 shall be deemed to limit in any respect the representations and warranties of the Company contained in Article III.

SECTION 4.13 No Other Representations and Warranties. Except for the representations and warranties made by Holdco, Parent and Merger Sub in Article IV and Section 6.01(b), none of Holdco, Parent or Merger Sub nor any other person on behalf of Holdco, Parent or Merger Sub makes any other express or implied representation or warranty with respect to Holdco, Parent or Merger Sub or their respective business, operations, condition (financial or otherwise) or any information provided to the Company or any of its affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger. (a) The Company agrees that, between the date of this Agreement and the Effective Time, except as required by applicable Law, unless Parent shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld):

(i) the businesses of the Group Companies shall be conducted only in, and no Group Company shall take any action except in, a lawfully permitted manner in the ordinary course of business consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Group Companies, maintain in effect all Material Company Permits, keep available the services of the current officers, key employees, and key consultants and contractors of the Group Companies and preserve the current material relationships and goodwill of the Group Companies with Governmental Authorities, key customers and suppliers, and any other persons with which any Group Company has relations.

(b) In furtherance and without limitation of Section 5.01(a), except as required by applicable Law, the Company will not, and will not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

(i) amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company, or make any material amendments to the memorandum and articles of association or equivalent organizational documents of any other Group Company;

(ii) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (A) any shares of any class of any Group Company, or any options, warrants, convertible securities or other rights of any kind (including any Company Share Award) to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company (other than (x) in connection with the exercise or settlement of any Company Share Awards outstanding on the date hereof in accordance with the Share Incentive Plan and applicable award agreement or (y) in transactions solely among the Company’s wholly-owned Subsidiaries or between the Company and any of its wholly-owned Subsidiaries), or (B) any property or assets (whether real, personal or mixed, and including leasehold interests, intangible property and intellectual property) with a value in excess of RMB30 million of the Company or any Subsidiary (other than (x) sale of such property or assets (including inventory) in the ordinary course of business and consistent with past practice or (y) in transactions solely among the Company’s wholly-owned Subsidiaries or between the Company and any of its wholly-owned Subsidiaries);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, other than dividends or other distributions from any Group Company to the Company or another Group Company which is wholly-owned by the Company;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its share capital, in each case other than in connection with the settlement of any Company Share Awards in accordance with the Share Incentive Plan and this Agreement;

(v) (A) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, recapitalization, restructuring, reorganization or similar transaction involving any Group Company (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company), or (B) create any new Subsidiaries;

(vi) (A) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof (other than a wholly-owned Subsidiary of the Company), or (B) acquire any assets (other than (x) in the ordinary course of business consistent with past practice or (y) assets of a wholly-owned Subsidiary of the Company);

(vii) (A) incur, assume, alter, amend or modify any Indebtedness, guarantee any Indebtedness, or issue any debt securities, in each case, in excess of RMB30 million individually or RMB30 million in the aggregate, or (B) make (x) any loans or advances to any director or executive officer of the Company or (y) any loans or advances in excess of RMB2 million individually or RMB10 million in the aggregate to any other person;

(viii) create or grant any Lien on any assets (including Company Intellectual Property) of any Subsidiaries of the Company other than in the ordinary course of business consistent with past practice;

(ix) (A) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of RMB10 million, unless specifically included in the Company’s current budget and operating plan approved by the Company Board, or (B) authorize or make any commitment with respect to capital expenditures which are, in the aggregate (including capital expenditures included in the Company’s budget and operating plan), in excess of RMB30 million for the Group Companies taken as a whole, in each case other than ordinary course expenditures necessary to maintain existing assets in good repair; or

(x) guarantee the performance or other obligations of any person (other than guarantees in connection with any Indebtedness as permitted by the foregoing clause (vii));

(xi) except as otherwise required by Law or pursuant to any Company Employee Plan in existence as of the date hereof, (A) enter into any new employment or compensatory agreements in connection with employment or service (including the renewal of any such agreements), or terminate or amend any such agreements, with any director or officer of any Group Company or any other employee or individual service provider of any Group Company who has an annual base salary in excess of RMB400,000, (B) grant or provide any material severance or termination payments or benefits to any director, officer, employee or individual service provider of any Group Company, (C) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or grant, issue or make any new equity awards to any director, officer, employee or individual service provider of any Group Company, except annual base salary increases to non-officer employees of any Group Company made in the ordinary course consistent with past practice, (D) establish, adopt, amend or terminate any Company Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement or, except as otherwise expressly set forth in this Agreement, amend the terms of any outstanding Company Share Awards, (E) except as otherwise expressly set forth in this Agreement, with respect to Company Share Awards, take any action to accelerate or otherwise alter the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan, to the extent not already required in any such plan, or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS;

(xii) make any material changes with respect to any method of financial accounting, or financial accounting policies or procedures, including material changes affecting the reported consolidated assets, liabilities or results of operations of any Group Companies except as required by changes in IFRS or applicable Law;

(xiii) enter into, or materially amend or modify, or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights thereunder, or fail to comply with or breach in any material respect any Material Contract;

(xiv) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage with reputable independent insurance companies or underwriters;

(xv) commence any material Action (other than in respect of collection of amounts owed in the ordinary course of business) or settle any Action other than any settlement involving only the payment of monetary damages not in excess of RMB5 million not relating to this Agreement or the Transactions;

(xvi) engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(xvii) permit any item of material Business Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings with respect to material Business Intellectual Property, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in material Business Intellectual Property;

(xviii) fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xix) make or change any material Tax election, amend any material Tax Return, enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, consent to any extension or waiver of the statute of limitations applicable to any Tax claim or assessment relating to the Group Companies, or change any method of Tax accounting;

(xx) do any other act which would reasonably cause any representation or warranty of the Company in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect at any time as of which it is given;

(xxi) take any action which would be reasonably likely to result in a Company Material Adverse Effect; or

(xxii) authorize or agree to take any of the foregoing actions, or enter into any letter of intent (binding or non-binding) or similar written agreement or arrangement with respect to any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement and Schedule 13E-3. (a) Promptly following the date hereof, the Company, with the assistance of Holdco, Parent and Merger Sub, shall prepare and cause to be filed with the SEC a proxy statement relating to the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company, including the Merger (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Subject to and without limiting the rights of the Special Committee and the Company Board to effect a Change in Company Recommendation pursuant to and in accordance with Section 6.04(d), the Proxy Statement shall include the Company Recommendation. Concurrently with the preparation of the Proxy Statement, the Company, Holdco, Parent and Merger Sub shall jointly prepare and cause to be filed a Schedule 13E-3 with the SEC. Each of the Company, Holdco, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Holdco, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company, Holdco, Parent and Merger Sub shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response, and (ii) shall consider in good faith and take into account those comments reasonably proposed by Parent and its counsel. Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.04, in connection with any disclosure regarding a Change in Company Recommendation, the Company shall not be required to provide Parent the opportunity to review or comment on (or include comments proposed by Parent in) the portion of the Schedule 13E-3 or the Proxy Statement, any amendment or supplement thereto, or any other filing by the Company with the SEC, solely with respect to such disclosure. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Holdco, Parent and Merger Sub or any of their respective affiliates, officers or directors, is discovered by the Company, Holdco, Parent and Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided that prior to such filing, the Company, Holdco, Parent and Merger Sub, as the case may be, shall consult with the other Parties with respect to such amendment or supplement and shall afford the other Parties and their Representatives reasonable opportunity to comment thereon.

(b) Holdco and Parent represent and covenant that the information supplied by them for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Holdco, Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3.

(c) The Company represents and covenants that the information supplied by the Company for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Holdco, Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3. The Company covenants that all documents that the Company is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by Holdco, Parent or Merger Sub.

SECTION 6.02 Company Shareholders’ Meeting. (a) As soon as reasonably practicable following the date of this Agreement, the Company shall cause a definitive Proxy Statement, letter to shareholders, notice of meeting and form of proxy accompanying the definitive Proxy Statement that will be provided to the holders of Ordinary Shares in connection with the solicitation of proxies for use at the Shareholders’ Meeting, to be mailed to the holders of Ordinary Shares at the earliest reasonably practicable date after the date that the SEC confirms it has no further comments, and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(b) As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, subject to the right of the Company to terminate this Agreement pursuant to Section 6.04(d), the Company shall take, in accordance with applicable Law and its memorandum and articles of association, regardless of whether the Company Board or Special Committee has determined at any time that this Agreement is no longer advisable or effects a Change in in the Company Recommendation, all actions reasonably necessary to (i) call, give notice of, set a record date for, and convene the shareholders’ meeting for the purpose of obtaining the Requisite Company Vote (the “Shareholders’ Meeting”), (ii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Ordinary Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation and voting materials to all Record ADS Holders and (C) vote all Ordinary Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Except with the prior written consent of Parent, the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting shall be approval of this Agreement, the Plan of Merger and the Merger.

(c) The Company may, and Parent may request that the Company, adjourn or postpone the Shareholders’ Meeting for up to thirty (30) days (but in any event no later than five (5) Business Days prior to the Termination Date) (x) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Ordinary Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Requisite Company Vote or (y) at the reasonable request of any party hereto, in order to allow reasonable additional time for the filing and, if necessary or desirable, mailing of any supplemental or amended disclosure to be reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned or postponed.

(d) Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law, the memorandum and articles of association of the Company, or failure to do so would violate the directors’ fiduciary duties under applicable Law. In the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the memorandum and articles of association of the Company, or if failure to do so would violate the directors’ fiduciary duties under applicable Law.

(e) Subject to Section 6.04(d), the Company Board shall recommend to holders of the Ordinary Shares that they approve and authorize this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. Unless there has been a Change in Company Recommendation pursuant to Section 6.04(c), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Plan of Merger and the Transactions and shall take all other actions reasonably necessary or advisable to secure the Requisite Company Vote.

(f) Subject to the Company’s right to effect a Change in Company Recommendation pursuant to and in accordance with Section 6.04(d), unless this Agreement has been validly terminated pursuant to Article VIII, the obligations of the Company under this Section 6.02 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change in the Company Recommendation. Notwithstanding anything to the contrary in this Agreement, unless this Agreement has been validly terminated pursuant to Article VIII, the Company shall comply with all of its obligations under Section 6.01 and Section 6.02 to prepare, file and disseminate the Proxy Statement, establish a record date and meeting date for the Shareholders’ Meeting and call and hold the Shareholders’ Meeting.

SECTION 6.03 Access to Information. (a) From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of the Group Companies, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct the Representatives of the Group Companies to reasonably cooperate with Parent and its Representatives in its investigation; provided that the Company shall not be required to (A) furnish, or provide access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreements with respect to such information, or (B) provide access to or furnish any information if doing so would (x) violate any Contract with any third party or any applicable Law, or (y) cause any Group Company, upon advice of outside legal counsel, to waive any privilege with respect to such information, provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information on a basis that does not waive such Group Company’s privilege with respect thereto, including, without limitation, by means of a joint interest or defense agreement.

(b) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04 No Solicitation of Transactions. (a) The Company agrees that no Group Company and none of the directors or officers of any Group Company shall, and that it shall cause its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information in a manner designed to encourage), or take any other action to facilitate, any inquiries or the making of any Acquisition Proposal (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to any Group Company or the Transactions to, any person or entity in connection with, or in order to obtain, an Acquisition Proposal, or (iii) agree to, approve, adopt, endorse or recommend (or publicly propose to agree to approve, adopt, endorse or recommend) any Acquisition Proposal, or enter into any Alternative Acquisition Agreement, or consummate, any Acquisition Proposal, or (iv) authorize or permit any of the officers, directors or Representatives of any Group Company to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04 (in each case, other than to the extent expressly permitted pursuant to Section 6.04(b), 6.04(c) or 6.04(d)). The Company shall notify Parent as promptly as practicable (and in any event within twenty-four (24) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any request for information or other inquiry or request, that could reasonably be expected to lead to an Acquisition Proposal, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within twenty-four (24) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements. Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.04, and (B) provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, may consider any Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party which prohibits the Company from providing such information to Parent, or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with an Acquisition Proposal, other than as expressed permitted under this Section 6.04.

(b) Subject to compliance with the other provisions of this Section 6.04, prior to obtaining the Requisite Company Vote, the Company Board may directly or indirectly through the Company’s Representatives (i) contact any Third Party that has made an unsolicited, written, bona fide proposal or offer regarding an Acquisition Proposal that was not initiated or solicited in breach of Section 6.04(a) solely in order to clarify the terms and conditions thereof so as to assess whether such proposal or offer constitutes or is reasonably expected to result in a Superior Proposal, and (ii) furnish information to, and enter into discussions with, such Third Party to the extent the Special Committee has (A) determined in good faith (after consultation with a financial advisor who shall be an independent internationally recognized investment banking firm and outside legal counsel) that such proposal or offer constitutes or is reasonably likely to result in a Superior Proposal, and that, in light of such Superior Proposal, failure to furnish such information to or enter into discussions with such Third Party would be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement and shall otherwise be on no less favorable terms to the Company than the Confidentiality Agreements); provided that the Company shall provide written notice to Parent at least two (2) Business Days prior to taking any action set forth in clauses (b)(i) or (b)(ii) of this Section 6.04 and shall concurrently make available to Parent any information concerning any Group Company that is provided to any such person and that was not previously made available to Parent or its Representatives.

(c) Except as set forth in Section 6.04(d) (and, for the avoidance of doubt, the proviso to this Section 6.04(c)), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, qualify, amend or modify in a manner adverse to Holdco, Parent or Merger Sub, or propose (publicly or otherwise) to withhold, withdraw, qualify, amend or modify in a manner adverse to Holdco, Parent or Merger Sub, the Company Recommendation, (B) take any action or make any other public statement in connection with the Shareholders’ Meeting inconsistent with the Company Recommendation, (C) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within ten (10) Business Days after commencement (any of such actions described in the foregoing clauses (A), (B) or (C), a “Change in the Company Recommendation”) or (D) adopt, approve, endorse or recommend, or propose (publicly or otherwise) to adopt, approve, endorse or recommend any Acquisition Proposal, provided that a “stop, look and listen” communication by the Company Board or the Special Committee pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to an Acquisition Proposal, which did not result from any breach of this Section 6.04 shall not be deemed to be a Change in the Company Recommendation, nor (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d) Notwithstanding the foregoing but subject to compliance by the Company and the Company Board with this Section 6.04, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, the Company Board (upon the unanimous recommendation of the Special Committee) may (x) in response to an Intervening Event, effect a Change in the Company Recommendation and authorize the Company to terminate this Agreement or (y) if the Company has received an unsolicited, bona fide written Acquisition Proposal and the Special Committee determines, in its good faith judgment, upon advice by a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, effect a Change in the Company Recommendation with respect to such Superior Proposal and authorize the Company to terminate this Agreement to enter into any letter of intent, Contract, commitment or obligation with respect to such Superior Proposal, but only if:

(1) the Company shall have complied with its obligations under this Section 6.04;

(2) (A) with respect to a Change in the Company Recommendation in response to an Intervening Event, the Company Board (upon the unanimous recommendation of the Special Committee, after consultation with its financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel) determines in good faith that failure to do so would be inconsistent with its fiduciary duties under applicable Laws, or (B) with respect to a Change in the Company Recommendation or a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.04, the Company Board (upon the unanimous recommendation of the Special Committee, after consultation with its internationally recognized investment banking firm and outside legal counsel) determines in good faith that (x) failure to take such action would be inconsistent with its fiduciary duties under applicable Laws, (y) such Acquisition Proposal constitutes a Superior Proposal;

(3) prior to effecting a Change in the Company Recommendation in connection with, or a termination of this Agreement as a result of, an Intervening Event in accordance with Section 6.04(d)(x), or a Change in the Company Recommendation in connection with, or a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to, a bona fide written Acquisition Proposal in accordance with Section 6.04(d)(y), the Company shall have complied with the requirements of this Section 6.04 and shall (x) provide at least five (5) days’ prior written notice to Parent (the “Notice Period”) advising Parent (A) of the specific material circumstances of such Intervening Event or (B) that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, providing a copy of any written documentation with respect to such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, it being understood that such notice or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (y) permit Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any proposed modifications or adjustments with respect thereto (to the extent Parent desires to make such presentation) and negotiate with and cause its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a Superior Proposal or so that a failure to effect a Change in the Company Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, as applicable, and consider in good faith any modifications or adjustments regarding this Agreement proposed by Parent; provided that any material modifications to such Acquisition Proposal that the Special Committee previously determined to be a Superior Proposal shall be deemed a new Acquisition Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d); and

(4) following the end of the Notice Period (and any renewed period thereof), the Special Committee shall have unanimously determined in good faith (after consultation with a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, as applicable) after considering the terms of any modifications or adjustments to this Agreement proposed by Parent, that (x) with respect to a Change in the Company Recommendation in accordance with Section 6.04(d)(x) or Section 6.04(d)(y), failure to effect a Change in the Company Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Laws, and shall have communicated its unanimous recommendation to the Company Board to effect a Change in the Company Recommendation with respect to such Intervening Event or such Superior Proposal and (y) with respect to a Change in the Company Recommendation in connection with, or a termination of this Agreement to enter into an Alternative Acquisition with respect to a bona fide written Acquisition Proposal in accordance with Section 6.04(d)(y), such Acquisition Proposal continues to constitute a Superior Proposal.

(e) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under applicable Laws, including U.S. federal Law, with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that any such disclosure (other than a statement that the Company Board or the Special Committee has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in the Company Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any request by Parent.

SECTION 6.05 Directors’ and Officers’ Indemnification and Insurance. (a) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company, unless such modification shall be required by Law.

(b) The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company as of the date hereof with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any such person; provided that this Section 6.05(c) is not intended to confer any new or additional rights on any such person, and the indemnification and other obligations of the Company set forth above shall be subject to any limitation imposed from time to time under applicable Law and the Company’s and its Subsidiaries’ respective organizational and governing documents in effect as of the date hereof.

(d) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.06 Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, or (B) limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 6.06 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

SECTION 6.07 Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall as promptly as practicable make its respective filings, and thereafter make any other required submissions, with respect to the Transactions with or to each Governmental Authority with jurisdiction over enforcement of the antitrust or competition Laws, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith. In addition, each of the parties hereto shall (i) notify the other parties as promptly as practicable of any communication (whether oral or written) it or any of its affiliates receives from any Governmental Authority in connection with the Transactions, (ii) permit the other parties to review in advance, and consult with the other parties on (and obtain the prior written consent of Parent with respect to), any proposed filing, submission or communication (whether oral or written) by such party with or to any Governmental Authority in connection with the Transactions, and (iii) to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate at (and obtain the prior written consent of Parent with respect to agreeing to or scheduling) any meeting or conference with any Governmental Authority in connection with the Transactions.

(b) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Holdco, Parent, Merger Sub, the Company or any of their respective affiliates to any Governmental Authority in connection with the Merger and the Transactions.

(c) Subject to the other provisions of this Section 6.07, each party hereto shall use its reasonable best efforts to do and perform, or cause to be done and performed, all such further acts and things as may be necessary or desirable in order to consummate the Transactions, including, without limitation, employing such resources and taking all steps as are necessary to obtain the Requisite Regulatory Approvals; provided, that none of the Company, Parent, Merger Sub or any of their respective affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. The parties agree to cooperate in good faith to determine and direct the strategy and process by which the parties will seek the Requisite Regulatory Approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. Parent and the Merger Sub shall prepare and make all filings and submit all written materials, to the relevant PRC Governmental Entities, in each case, as promptly as practicable after the date of this Agreement and as may be reasonably necessary, proper or advisable for the obtaining of each of the Parent Requisite Regulatory Approvals.

SECTION 6.08 Participation in Litigation. Prior to the Effective Time, (a) each of Parent and the Company shall give prompt notice to the other of any Actions by shareholders of the Company commenced or, to the knowledge of Parent or the Company, as the case may be, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in and direct the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and, no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent.

SECTION 6.09 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, which shall include a waiver of any claims against the Group Companies in respect of such resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

SECTION 6.10 Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and shall not, without the prior written consent of the other party (such consent to not be unreasonably withheld), issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation; provided, however, that, in the event a party is required by applicable Law to make any press release, communication, other public statement, press conference or conference call, as the case may be, such party may do so without Parent’s (if the Company is the disclosing Party) or the Company’s (if Parent or Merger Sub is the disclosing party) prior written consent provided such party (i) individually notifies Parent (if the Company is the disclosing Party) or the Company (if Parent or Merger Sub is the disclosing party), in each case, in writing, of such press release, communication, other public statement, press conference or conference call to the extent legally permissible, (ii) only discloses information in respect of this Agreement and the Transactions to the extent required by applicable Law, upon the advice of outside counsel, and (iii) incorporates all reasonable comments of Parent (if the Company is the disclosing party) or the Company (if Parent or Merger Sub is the disclosing party), to the extent legally permissible. Notwithstanding the foregoing, the restrictions set forth in this Section 6.10 shall not apply to any release or announcement with respect to a Change in the Company Recommendation made or proposed to be made by the Company pursuant to and in accordance with Section 6.04(d).

SECTION 6.11 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Company from NYSE and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Merger and the other Transactions.

SECTION 6.13 SAFE Registration. The Company shall as soon as practicable after the date hereof, (a) assist in the preparation of applications to SAFE by management members of the Company who are PRC residents for the registration of their respective holdings of Ordinary Shares (whether directly or indirectly) in accordance with the requirements of the SAFE Rules and Regulations (or any successor PRC Law), including by promptly providing such management members with such information relating to any Group Company as is required for such application, and (b) cause its Onshore Subsidiaries (to the extent applicable) to comply with the requirements of the SAFE Rules and Regulations (or any successor PRC Law), including without limitation the required filings with SAFE in respect of the termination of the Share Incentive Plan, as applicable, at the Effective Time.

SECTION 6.14 Financing.

(a) Each of Holdco, Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, including by (i) maintaining in effect the Financing Commitments, (ii) satisfying on a timely basis all conditions applicable to Holdco, Parent and Merger Sub in the Financing Commitments that are within their control, including without limitation paying when due all commitment fees and other fees arising under the Financing Commitments as and when they become due and payable thereunder, and (iii) consummating the financing contemplated by the Financing Commitments at or prior to the Effective Time. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (x) Holdco, Parent and Merger Sub shall promptly notify the Company and (y) Holdco, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions that are not less favorable in any material respect (as determined by Parent) than the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable following the occurrence of such event (the “Alternative Financing”). If any Parent Party becomes aware of the existence of any fact or event that would reasonably be expected to cause the Debt Financing to become unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Holdco, Parent and Merger Sub shall use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain the Alternative Financing. The Parent Parties shall promptly provide a true and complete copy of each alternative financing agreement (together with a redacted copy of any related fee letter) to the Company.

(b) None of Holdco, Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive, any term of the Financing Commitments without the prior written consent of the Company Board if such amendments, alterations or waivers would (i) reduce the aggregate amount of the Debt Financing, or (ii) impose new or additional conditions that would reasonably be expected to prevent or materially delay the ability of Holdco, Parent or Merger Sub to consummate the Merger; provided, that notwithstanding any other provision of this Agreement, Holdco, Parent and Merger Sub shall be entitled from time to time to (x) amend, restate, supplement, replace, substitute or otherwise modify, or waive any of its rights under, the Financing Commitments and/or replace or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, subject to clauses (i) and (ii) above, and (y) amend, restate, supplement, replace, substitute or otherwise modify the Debt Commitment Letter for the purposes of adding agents, co-agents, lenders, managers, co-managers, arrangers, bookrunners or other Persons that have not executed the Debt Commitment Letter as of the date hereof so long as such amendment, restatement, supplement, replacement substitution or modification is otherwise in compliance with this Section 6.14(b). The Parent Parties shall promptly notify the Company of (i) the expiration or termination of any Financing Commitment, (ii) any breach of any material provisions of any of the Financing Commitments by any party thereto or (iii) any refusal by the parties to the Financing Commitments to provide the full financing contemplated by the Financing Commitments.

(c) Holdco, Parent and Merger Sub acknowledge and agree that the obtaining of the Financing (including any Alternative Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Merger and the other transactions contemplated hereby, irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VII and the requirements of Section 1.02.

(d) Prior to the Effective Time, the Company agrees to use reasonable best efforts to provide, and shall cause each Subsidiary of the Company and each of their respective officers, employees and representatives to use reasonable best efforts to provide, to Holdco, Parent and Merger Sub (at Parent’s sole cost and expense), all reasonable cooperation as may be reasonably requested by the Parent Parties or their Representatives in connection with the Debt Financing and any Alternative Financing, including, without limitation, (i) participating in a reasonable number of meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company with representatives of the Parent Parties and their Debt Financing and/or Alternative Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda (including a public side version which does not contain non-publicly available information), prospectuses, rating agency presentations and similar documents reasonably requested by the Parent Parties or their Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters), (iii) promptly furnishing the Parent Parties and their Debt Financing and/or Alternative Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Parent Parties and their Debt Financing and/or Alternative Financing sources, including, without limitation, all financial statements and financial and non-financial information regarding the Company and its Subsidiaries as may be reasonably requested by the Parent Parties and of the type and form customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by (or otherwise required as a condition to funding under) the Debt Commitment Letter (the information required to be delivered in this clause (iii), the “Required Information”), (iv) cooperating with advisors, consultants and accountants of the Parent Parties or their Debt Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Subsidiary of the Company, including for the purpose of establishing collateral eligibility and values, (v) using reasonable best efforts to obtain accountants’ comfort letters and legal opinions as may be reasonably requested by the Parent Parties, (vi) executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents conditioned upon Closing, or other ancillary documentation including certificates, legal opinions or documents as may be reasonably requested by the Parent Parties or their Representatives (including a certificate of the chief financial officer of the Company or any borrower Subsidiary of the Company with respect to solvency matters) or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of existing Indebtedness and release of all related Liens, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing and/or any Alternative Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establishing bank and other accounts (including escrow accounts), blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements shall not become active or take effect until the Effective Time, (viii) entering into one or more credit or other agreements on terms satisfactory to the Parent Parties in connection with the Debt Financing and/or any Alternative Financing immediately prior to the Effective Time, provided that such agreements and arrangements shall not become active or take effect until the Effective Time, (ix) furnishing Holdco, Parent, Merger Sub and its Representatives promptly with all documentation and other information required with respect to the Debt Financing and/or any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations and (x) furnishing Holdco, Parent, Merger Sub and its Representatives promptly upon its request with a list of contractual arrangements existing as of a date specified by Holdco, Parent, Merger Sub or its Representative pursuant to which the Company has an obligation to sell, lease, license, surrender, transfer, lend or otherwise dispose of such assets, in reasonable details and furnishing Holdco, Parent, Merger Sub and its Representatives such supporting documents requested thereby.

(e) The Company will take all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or any Alternative Financing, including without limitations the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof, together with cash at the Company and its Subsidiaries, to be made available to the Company on the Closing Date to consummate the Merger. The Company shall promptly notify Parent if any information furnished by the Company or any of its Subsidiaries pursuant to this Section 6.14(c) is or becomes inaccurate, incomplete or misleading in any material respect. Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing or any Alternative Financing prior to the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or any Alternative Financing. Parent shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14(d) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

(f) Nothing in this Section 6.14 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Holdco, Parent or Merger Sub be deemed or construed to require, Holdco, Parent or Merger Sub to (i) seek the Equity Financing from a source other than the Sponsors or in any amount in excess of that contemplated by the Equity Commitment Letter, (ii) waive any term or condition of this Agreement, or (iii) commence any legal action or proceeding against any financing source.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Holdco, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Shareholder Approval. The Requisite Company Vote shall have been obtained in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have issued any injunction, restraining order or judgment which is then in effect that prohibits the consummation of the Transactions.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and be in full force and effect; and (ii) all other regulatory approvals shall have been obtained and be in full force and effect, except where the failure to obtain such other regulatory approvals would not, individually or in the aggregate, (A) have a Company Material Adverse Effect or (B) prevent the consummation of any of the Transactions.

SECTION 7.02 Conditions to the Obligations of Holdco, Parent and Merger Sub. The obligations of Holdco, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03(a) (Capitalization), 3.04 (Authority Relative to this Agreement; Fairness), 3.05(a)(i) (No Conflict; Required Filings and Consents) and 3.21 (Brokers), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect” or any words of similar import set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.03(a), 3.04, 3.05(a)(i) and 3.21 shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(d).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(e) Dissenting Shareholders. The holders of no more than fifteen percent (15%) of the Ordinary Shares shall have validly served a notice of dissent under Section 238(2) of the CICL.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Holdco, Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all material respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, would not, individually or in the aggregate, reasonably be expected to prevent the consummation of any of the Transactions.

(b) Agreements and Covenants. Holdco, Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. Holdco, Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of each of Holdco, Parent and Merger Sub, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Holdco, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (provided that, in the case of the Company, any such action must be authorized by a unanimous recommendation of the Special Committee), as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before February 2, 2017 (such date as may be extended in accordance with this Section 8.01(b)(i), the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party if the circumstances described in this Section 8.01(b)(i) are primarily caused by such party’s failure to comply with its obligations under this Agreement;

(ii) an Injunction shall have been issued; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party if the circumstances described in this Section 8.01(b)(ii) were primarily caused by such party’s failure to comply with its obligations under this Agreement; or

(iii) if the Requisite Company Vote is not obtained at the Shareholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon;

(c) by the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Holdco, Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Holdco, Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in material breach of any of its representations, warranties, covenants or other agreements hereunder;

(ii) if (A) all conditions to closing contained in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but subject to their satisfaction or waiver by the party having the benefit thereof) and Parent and Merger Sub have not received the proceeds of the Debt Financing, the Equity Financing or the Alternative Financing, as the case may be (other than as a result of the failure of the Company to timely satisfy its obligations under Section 6.14 on or prior to the Closing Date) and fail to complete the Closing by the date on which the Closing should have occurred pursuant to Section 1.02, and (B) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but subject to their satisfaction or waiver by the party having the benefit thereof) or that the Company is willing to waive any unsatisfied conditions in Section 7.03 and (y) the Company stands ready, willing and able to consummate the Transactions; or

(iii) prior to obtaining the Requisite Company Vote, if (A) the Company Board, acting upon the unanimous recommendation of the Special Committee, has authorized the Company to enter into a definitive acquisition agreement with respect to such Superior Proposal and terminate this Agreement pursuant to and in accordance with Section 6.04(d), (B) immediately prior to, concurrently with or immediately following such termination of this Agreement, the Company enters into such definitive acquisition agreement with respect to such Superior Proposal and (C) immediately prior to or concurrently with such termination of this Agreement, the Company pays to Parent the Company Termination Fee required pursuant to Section 8.03(a); provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section unless the Company has complied with Section 6.04;

(iv) prior to obtaining the Requisite Company Vote, if (A) the Company Board, acting upon the unanimous recommendation of the Special Committee, has authorized the Company to terminate this Agreement as a result of an Intervening Event pursuant to and in accordance with Section 6.04(d) and (B) immediately prior to or concurrently with such termination of this Agreement, the Company pays to Parent the Company Termination Fee required pursuant to Section 8.03(a); provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section unless the Company has complied with Section 6.04; or

(d) by Parent:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if any of Holdco, Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(ii) if (A) there shall have been a Change in the Company Recommendation, (B) the Company Board shall have adopted, approved, endorsed or recommended, or shall have proposed publicly to adopt, approve, endorse or recommend, an Acquisition Proposal, (C) the Company or any of its Subsidiaries shall have consummated any Acquisition Proposal or entered into any Alternative Acquisition Agreement, (D) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or (E) a tender offer or exchange offer by a Third Party for any Ordinary Shares representing ten percent (10%) or more of the outstanding Ordinary Shares is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within ten (10) Business Days after the public announcement of such tender offer or exchange offer.

SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representatives of any party hereto); provided, however, that the terms of Section 6.10, this Article VIII and Article IX shall survive any termination of this Agreement.

SECTION 8.03 Fees and Expenses. Except as expressly provided in this Section 8.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Transactions are consummated. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, financing sources and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing or other dissemination of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the consummation of the Transactions.

(a) Company Termination Fee. The Company agrees that:

(i) if the Company shall terminate this Agreement pursuant to Section 8.01(c)(iii) or Section 8.01(c)(iv); or

(ii) if Parent shall terminate this Agreement pursuant to Section 8.01(d)(i) or Section 8.01(d)(ii); or

(iii) if (A) either Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), (B) at or prior to the time of termination of this Agreement, a Third Party shall have publicly disclosed or communicated to the Company Board or Special Committee an Acquisition Proposal, and (C) at any time prior to the date that is twelve (12) months after the date of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal; provided, that for purposes of this Section 8.03(a)(ii), all references to “ten percent (10%)” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”;

then the Company shall pay or cause to be paid to Parent a fee of US$6,000,000 (six million United States dollars) (the “Company Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by Parent, (A) in the case of clause (i) above, prior to or concurrently with, and as a condition to the effectiveness of, such termination, (B) in the case of clause (ii) above, within two (2) Business Days after such termination and (C) in the case of clause (iii) above, within two (2) Business Days after the earlier of the date on which the Company consummates or enters into a definitive agreement with respect to any Acquisition Proposal (whether or not the same as of the Acquisition Proposal which was previously disclosed or communicated prior to termination of this Agreement).

(b) Notwithstanding anything herein to the contrary, in the event that this Agreement is terminated by the Company pursuant to Section 8.01(c)(iii) in connection with an Acquisition Proposal that is received by the Company or otherwise made to the Company’s shareholders within 30 days of the date of this Agreement, then the Company Termination Fee shall mean a fee in the amount of US$3,750,000 (three million seven hundred and fifty thousand United States dollars).

(c) Parent Termination Fee. In the event that this Agreement is validly terminated (i) (A) by the Company or by Parent in accordance with Section 8.01(b)(i), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder such that the condition to Closing set forth in Section 7.01(c) would not be satisfied, and (C) all conditions to Closing (other than the condition to Closing set forth in Section 7.01(c) and other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived except for the condition set forth in Section 7.01(c), or (ii) (A) by the Company or by Parent in accordance with Section 8.01(b)(ii), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder such that the closing condition set forth in Section 7.01(b) would not be satisfied, and (C) all conditions to Closing (other than the condition to Closing set forth in Section 7.01(b) and other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived , or (iii) if the Company validly terminates this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(ii); then Parent shall pay or cause to be paid to the Company promptly (but in any event no later than five (5) Business Days after the date of such termination) a fee of US$12,000,000 (twelve million United States dollars) (the “Parent Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by the Company. In addition, in the event that (x) this Agreement is validly terminated by either the Company or Parent in accordance with 8.01(b)(i), (y) the condition set forth in Section 7.02(e) has not been satisfied or waived by Parent on or prior to the Termination Date and (z) all other conditions to Closing (other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived, Parent will pay, or cause to be paid, to the Company an amount equal to 33.3% of the Parent Termination Fee, such payment to be made promptly (but in any event no later than five (5) Business Days) following such termination.

(d) In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate established by the Wall Street Journal Table of Money Rates on such date plus 2%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each party acknowledges that (i) the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.03(a) or Section 8.03(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.03, the parties hereto would not have entered into this Agreement.

SECTION 8.04 Limitations on Liabilities. (a) In no event shall any party or any of such party’s affiliates be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.07. For the avoidance of doubt, while the Company or Parent may pursue both a grant of specific performance as permitted by Section 9.07 and the payment of the Parent Termination Fee pursuant to Section 8.03(c) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations) or the Company Termination Fee pursuant to Section 8.03(a), as applicable, any amounts pursuant to Section 8.03(d) (if any), under no circumstances shall the Company or Parent be permitted or entitled to receive both such grant of specific performance and the payment of the Parent Termination Fee, in the case of the Company, or the Company Termination Fee, in the case of Parent. If Parent pays the Parent Termination Fee pursuant to Section 8.03(c), then such payment shall be the sole and exclusive remedy of the Company, its Subsidiaries, its direct and indirect holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, partners, assignees or successors (collectively, the “Company Related Parties”) against (i) Holdco, Parent, Merger Sub and the Guarantors, (ii) any of their respective former, current or future holders of any equity, partnership or limited liability company interest in, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, partners, shareholder assignees or successors, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Holdco, Parent or Merger Sub, or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, partners, stockholders, assignees or successors of any of the foregoing (all persons described in (i) to (iv), collectively, the “Parent Related Parties”) and none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise. For the avoidance of doubt, none of Holdco, Parent, Merger Sub or any Parent Related Party shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.03(c), and any amounts pursuant to Section 8.03(d) (if any), and in no event shall any of the Company, its Subsidiaries, or any other Company Related Party seek, or permit to be sought, on behalf of any Company Related Party, any monetary damages from any Parent Related Party in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters), other than from Parent to the extent provided in Section 8.03(c), and any amounts pursuant to Section 8.03(d) (if any), or the Guarantors to the extent provided in the relevant Limited Guarantees, in each case without duplication. In no event shall any of the Company, the Subsidiaries or any Company Related Party be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.07.

(b) Notwithstanding anything to the contrary in this Agreement, if the Company pays the Company Termination Fee pursuant to Section 8.03(a), then any such payment shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties and none of the members of Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby or the failure of the Merger to be consummated. Parent agrees to cause any Action (whether such Action is being prosecuted by Parent or any other member of the Parent Related Parties) pending against the Company or any member of the Company Related Parties to be dismissed with prejudice at such time as, in connection with this Agreement or any of the transactions contemplated hereby, the Company pays the Company Termination Fee pursuant to Section 8.03(a). The provisions of this Section 8.04(b) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Related Parties.

SECTION 8.05 Amendment. This Agreement may be amended by the parties hereto by action taken by Parent and the Company in writing (provided that, in the case of the Company, such action must be taken or authorized by the unanimous approval of the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Ordinary Share (including Ordinary Shares represented by ADSs) shall be converted upon consummation of the Merger.

SECTION 8.06 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the agreements set forth in Articles I and II, Section 6.05, Section 6.10 and this Article IX shall survive the Effective Time.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Holdco, Parent or Merger Sub, to:

Unit 201, 2/F, Malaysia Building

50 Gloucester Road

Wanchai

Hong Kong

Attention:	Ms. Nana Wong
Facsimile:	+ (852) 2866-7997
Email:	sec@twhchiucpa.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett

35/F ICBC Tower

3 Garden Road

Central, Hong Kong

Attention:	Leiming Chen, Esq.
Facsimile:	+ (852) 2869-7694
Email:	lchen@stblaw.com

if to the Company:

China Ming Yang Wind Power Group Limited

Ming Yang Industrial Park

22 Torch Road

Torch Development Zone

Zhongshan, Guangdong, China 528437

Attention: Ricky Ng

Facsimile: +86 760 28138698

email: ricky.ng@mywind.com.cn

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter X. Huang, Esq.

Facsimile: +86 10 6535 5577

e-mail: peter.huang@skadden.com

SECTION 9.03 Certain Definitions and Interpretations. (a) For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transactions): (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of the Company or to which ten percent (10%) or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, license, exchange, transfer or other disposition of assets which would result in a Third Party acquiring assets, individually or in the aggregate, constituting ten percent (10%) or more of the consolidated assets of the Company and its Subsidiaries or to which ten percent (10%) or more of the total revenue or net income of the Company and its Subsidiaries are attributable, (iii) any sale, exchange, transfer or other disposition of ten percent (10%) or more of any class of equity securities of the Company to any Third Party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning ten percent (10%) or more of any class of equity securities of the Company, (v) any public solicitation of proxies in opposition to approval and adoption of this Agreement and approval of the Merger by the Company’s shareholders or (vi) any other transaction proposed in writing to the Special Committee by any Third Party the consummation of which may prevent, impede or materially delay the Transactions.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. For the avoidance of doubt, prior to the Closing, the Company and its Subsidiaries, officers and directors are not affiliates of Holdco, Parent, Merger Sub or the Sponsors.

“Agreement” has the meaning set forth in the Preamble, which shall, for the avoidance of doubt, include all annexes and schedules hereto.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or obligation relating to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.04(b)).

“Applicable Anti-Bribery Law” means any anti-bribery or anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the PRC Law Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable, and all other anti-bribery and anticorruption laws to which a Group Company is subject.

“beneficial owner”, “beneficially owned” or “beneficially owning”, with respect to any Ordinary Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, the PRC or Hong Kong.

“Buyer Group Contract” means each of this Agreement, the Rollover Agreement, the Support Agreements, the Equity Commitment Letters, the Limited Guarantees and the Consortium Agreement.

“Chairman Parties” means Mr. Chuanwei Zhang (the “Chairman”), Ms. Ling, Wu (“Ms. Wu”), First Windy Investment Corp., a British Virgin Islands company controlled by the Chairman, and Rich Wind Energy Three Corp., a British Virgin Islands company controlled by Ms. Wu.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, housing funds, insurance arrangements, fringe benefits, perquisites, superannuation funds, retirement benefits, pension schemes or other employee benefits, that is or has been maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, properties, liabilities or results of operations of the Group Companies, taken as a whole, or (b) prevent or materially delay the consummation of the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether there has been a “Company Material Adverse Effect” under clause (a): (A) changes after the date hereof affecting general economic conditions in the PRC or the United States; (B) changes in IFRS or applicable Laws after the date hereof; (C) changes after the date hereof generally affecting the industry in which the Company and its Subsidiaries operate; (D) changes after the date hereof affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (E) effects resulting from the public announcement of the Transactions (other than for purposes of any representation or warranty contained in Section 3.05) or (F) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; provided, further that events, circumstances, changes or effects set forth in clauses (A), (B), (C), (D) and (F) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent any such events, circumstances, changes or effects, individually or in the aggregate, have a disproportionate impact on any of the Group Companies relative to the other participants in the industry or geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each outstanding option award issued by the Company pursuant to any Share Incentive Plan that entitles the holder thereof to purchase one (1) Ordinary Share upon the vesting of such award.

“Company Restricted Share Award” means each outstanding restricted share unit issued by the Company pursuant to the Share Incentive Plan that entitles the holder thereof to be issued one (1) Ordinary Share upon the vesting of such award.

“Company Share Award” means each Company Option and each Company Restricted Share Award.

“Confidentiality Agreements” means the confidentiality agreement, dated as of January 11, 2016, between the Company and each of the Chairman Parties, the confidentiality agreement, dated as of December 15, 2015, between the Company and Guangzhou Huifu Kaile Investment (L.P.) and the confidentiality agreement, dated as of December 28, 2015, between the Company and Shanghai Dajun Guangcheng Capital Fund.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including, without limitation, contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

“Environmental Law” means any applicable local, provincial or national Laws relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the exercise price per Ordinary Share underlying such Company Option.

“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Entity” means (i) any national, federal, state, local or foreign government or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iii) any company, business, enterprise or other entity owned or controlled by any government, entity, organization described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Official” means any employee, agent, or instrumentality of any government, including departments or agencies of a government and businesses that are wholly or partially government-owned, and any employees of such businesses; departments or agencies of public international organizations; and individuals who are members of political parties or hold positions in political parties, as well as candidates for political office.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Injunction” means, as of any date, any final, non-appealable judgment, restraining order or permanent injunction, which is in effect as of such date that prohibits the consummation of the Transactions and has been issued by any Governmental Authority in any jurisdiction that is material to the business of Holdco, Parent or the Company.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all U.S., PRC, and other foreign intellectual property and rights therein, including (a) patents, patent applications, patent disclosures, provisionals, inventions (whether or not patentable and whether or not reduced to practice), and any reissues, continuations, continuations in part, counterparts, divisions, extensions or reexaminations thereof, and any statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, moral rights, and registrations and applications for registration thereof, (d) Internet domain names, social and mobile media identifiers, (e) confidential and proprietary information, including Trade Secrets, know-how, inventions (whether or not patentable and whether or not reduced to practice), drawings, specifications, designs, techniques, technical information, algorithms, processes, methods net lists, and code modules, (f) Software, (g) all other intellectual property rights, and (h) all income, royalties, damages and payments due or payable, the right to sue and recover for past or future infringements or misappropriation thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world.

“Intervening Event” shall mean an event, occurrence or development with respect to the Company or its Subsidiaries or the business, assets or operations of the Company or its Subsidiaries that (a) is material to the Group Companies, taken as a whole, (b) occurs after the date of this Agreement and becomes known to the Company Board and the Special Committee before receipt of the Requisite Company Vote and (c) the underlying facts of which were not known to the Company Board or the Special Committee on the date of this Agreement; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal constitute or be taken into account in determining an Intervening Event.

“IT Assets” means computers, hardware, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, owned by the Group Companies or licensed or leased by the Group Companies pursuant to written agreement.

“knowledge” means, with respect to the Company, the actual knowledge of Chairman Parties, Ricky Ng and Zhongmin Shen, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry and investigation.

“Law” means any statute, law, ordinance, code or Order;

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Onshore Subsidiary” means any Subsidiary incorporated within the PRC.

“Order” means any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order.

“Permitted Encumbrances” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not due and payable, or which are being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith by appropriate proceedings; (iii) leases, licenses and subleases (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (vi) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (ix) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (B) have otherwise been disclosed to Parent; (x) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon; and (xi) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Representatives” means, with respect to any party, such party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

“Rollover Agreements” means the rollover agreements, dated as of the date hereof, between Holdco, Parent and each of the Rollover Securityholders.

“Rollover Securityholders” means the Chairman Parties and the other shareholders party to the Rollover Agreement.

“SAFE Circular 7” means the SAFE Circular on Certain Issues on Foreign Exchange Registration on Domestic Individuals Participation in Equity Incentive Plan of Foreign Listed Companies issued by SAFE on March 16, 2012.

“SAFE Circular 37” means the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE on July 4, 2014, and any implementation, successor rule or regulation related thereto under the PRC law.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005, and any implementation, successor rule or regulation related thereto under the PRC law.

“Share Incentive Plan” means the Company’s 2010 Equity Incentive Plan (as amended on September 1, 2013).

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means any and all (i) computer programs and software code, including any and all software implementations of algorithms, applications, application programming interfaces, architecture, utilities, models and methodologies, whether in object code, interpreted code or source code, (ii) databases and compilations, including any and all data and collections of data (including geospatial or mobile related data and rights thereto), whether machine readable or otherwise, and (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including any and all screens, user interfaces, report formats, firmware, middleware, software applications, development tools, templates, menus, diagnostics, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors, buttons and icons.

“Sponsors” means Shanghai Dajun Guangcheng Capital Fund and Guangzhou Huifu Kaile Investment (L.P.).

“Subsidiary” of any person means any legal entity (i) of which such person or any other Subsidiary of such person is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or other body performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such person or by any one or more of its Subsidiaries or (iii) of which such person controls through contractual arrangements.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (each reference to “ten percent (10%) or more” in the definition of “Acquisition Proposal” shall be replaced with “more than fifty percent (50%)”) on terms that the Special Committee shall have determined in good faith (after receiving the advice of its financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel) (i) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including conditionality) and the person making the proposal and (ii) if consummated, would result in a transaction more favorable to the holders of the Ordinary Shares and holders of ADSs (other than holders of the Rollover Securities) from a financial point of view than the Merger, after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.04(d)); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (A) the offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer, (B) the consummation of the transactions contemplated by such offer is conditioned upon receipt of financing or (C) the consummation of the transactions contemplated by such offer is conditioned upon obtaining any consent or approval of a Governmental Authority or other third party that is not required pursuant to this Agreement as a condition to the closing of the Merger (after giving effect to all modifications or adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.04(d)).

“Taxes” means any and all taxes of any kind or any other similar charges (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, environmental, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth, excise, withholding, alternative or add-on minimum, ad valorem, stamp, transfer, value-added or gains taxes, license, registration and documentation fees, customers’ duties, tariffs and other like assessment or charge of any kind whatsoever, in each case, whether disputed or not.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or the Company or any of their respective affiliates or Representatives.

“Trade Secrets” means any personally identifiable information, material confidential or proprietary information and trade secrets, in each case, developed or collected by any Group Company that, in accordance with written Contracts or by operation of applicable Law, belong to their customers, clients, or other persons and regarding which any Group Company owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option or pursuant to this Agreement.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 3.09
ADSs	§ 2.01(a)
Agreement	Preamble
Alternative Financing	§ 6.14(a)
Applicable Date	§ 3.07(a)
Bankruptcy and Equity Exception	§ 3.04(a)
Business Intellectual Property	§ 3.12(b)
Certifying Officers	§ 3.07(d)
Change in the Company Recommendation	§ 6.04(c)
CICL	Recitals
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Board	Recitals
Company Recommendation	§ 3.04(b)
Company Related Parties	§ 8.04
Company Requisite Regulatory Approvals	§ 3.05(b)
Company SEC Reports	§ 3.07(a)
Company Termination Fee	§ 8.03(a)
Control Agreements	§ 3.15(a)
Debt Commitment Letter	§ 4.04(a)
Debt Financing	§ 4.04(a)
Deposit Agreement	§ 2.06
Depositary	§ 2.06
dissenter’s rights	§ 2.03(a)
Dissenting Shareholders	§ 2.03(a)
Dissenting Shares	§ 2.03(a)
Effective Time	§ 1.03
Environmental Permits	§ 3.16
Equity Commitment Letter	§ 4.04(a)
Equity Financing	§ 4.04(a)
Evaluation Date	§ 3.07(d)
Exchange Act	§ 3.05(b)
Exchange Fund	§ 2.04(a)
Excluded Shares	§ 2.01(a)
Expenses	§ 8.03(a)
Financial Advisor	§ 3.04(c)

Defined Term	Location of Definition

Financing	§ 4.04(a)
Financing Commitments	§ 4.04(a)
Guarantors	Recitals
Holdco	Preamble
IFRS	§ 3.07(b)
Indemnified Parties	§ 6.05(b)
Interest	§ 2.02(c)
IP Contracts	§ 3.12(b)
Leased Real Property	§ 3.11(b)
Limited Guarantee	§ Recitals
Major Customers	§ 3.19(a)
Major Suppliers	§ 3.19(b)
Material Company Permits	§ 3.06(a)
Material Contracts	§ 3.15(a)
Merger	Recitals
Merger Consideration	§ 2.04(a)
Merger Sub	Preamble
Notice Period	§ 6.04(c)
NYSE	§ 3.05(b)
Ordinary Shares	§ 2.01(a)
Owned Business IP	§ 3.12(a)
Owned Real Property	§ 3.11(a)
Parent	Preamble
Parent Related Parties	§ 8.04
Parent Requisite Regulatory Approvals	§ 4.03(b)
Parent Termination Fee	§ 8.03(b)
Paying Agent	§ 2.04(a)
Per ADS Merger Consideration	§ 2.01(a)
Per Share Merger Consideration	§ 2.01(a)
Plan of Merger	§ 1.03
PRC	§ 3.06(d)
Proxy Statement	§ 6.01(a)
Record ADS Holders	§ 6.02(b)
Registered Intellectual Property	§ 3.12(a)
Required Information	§ 6.14(c)
Requisite Company Vote	§ 3.04(a)
Requisite Regulatory Approvals	§ 4.03(b)
Rollover Securities	Recitals
SAFE	§ 3.06(d)
SAFE Rules and Regulations	§ 3.06(e)
Sanctions	§ 3.06(i)
SEC	§ 3.05(b)
Securities Act	§ 3.07(a)
Share Certificates	§ 2.04(b)
Shareholders’ Meeting	§ 6.02(b)
Special Committee	Recitals

Defined Term	Location of Definition

Support Agreement	Recitals
Surviving Company	§ 1.01
Takeover Statute	§ 3.23
Termination Date	§ 8.01(b)
Transactions	Recitals
Uncertificated Shares	§ 2.04(b)

(c) When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

SECTION 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.04 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons). For the avoidance of doubt, in no event shall any holders of Ordinary Shares (including Ordinary Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.07 Specific Performance. (a) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that, subject to Section 8.04 and Section 9.07(b), each party shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement, including Section 8.04 and Section 9.07(b)), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Subject to Section 8.04 and Section 9.07(b), each party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If Parent or Merger Sub brings any Action to enforce specifically the obligations of the Company, or if the Company brings any Action to enforce specifically the obligations of Parent and Merger Sub, in each case in accordance with the terms herein, to consummate the Transactions, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) if longer, such time period established by the court presiding over the Action.

(b) Notwithstanding anything herein to the contrary, the Company shall not be entitled to seek or be awarded any injunction, specific performance or other equitable relief to enforce Holdco’s, Parent’s and Merger Sub’s obligations to consummate the Transactions, except that the Company shall have the right to see specific performance against Holdco, Parent and Merger Sub to cause the Equity Financing to be funded and to complete the Closing only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 7.01, 7.02 and 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), and Holdco, Parent and Merger Sub fail to cause the Equity Financing to be funded and complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (ii) the Debt Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed by written notice delivered to Parent and the providers of Parent’s Debt Financing (or, if applicable, Alternative Financing) that (x) all conditions set forth in Section 7.03 have been satisfied (other than (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof)or that the Company is willing to waive any unsatisfied conditions in Section 7.03 and (y) if the Financing is funded, the Company stands ready, willing and able to consummate the Transactions. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s right to cause the Equity Financing to be funded or to consummate the Merger if the Debt Financing has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing)

SECTION 9.08 Governing Law; Jurisdiction. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in the Company, the cancellation of the Ordinary Shares, the rights provided in Section 238 of the CICL, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 9.09 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by electronic or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Holdco, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZHONGSHAN RUISHENG ANTAI INVESTMENT CO., LTD

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Authorized Signatory

REGAL CONCORD LIMITED, a British Virgin Islands Company

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Authorized Signatory

REGAL ALLY LIMITED, a Cayman Islands Company

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Authorized Signatory

[SIGNATURE PAGE – MERGER AGREEMENT]

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/s/ Stephen Markscheid
Name:	Stephen Markscheid
Title:	Director

[SIGNATURE PAGE – MERGER AGREEMENT]

ANNEX A

FORM OF PLAN OF MERGER

The Companies Law (2013 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [●] 2016

BETWEEN

(1)	China Ming Yang Wind Power Group Limited, an exempted company incorporated under the laws of the Cayman Islands with its registered office at [●], Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	Regal Ally Limited, an exempted company incorporated under the laws of the Cayman Islands with its registered office at Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman, KY1-1112, Cayman Islands (“Merger Sub”).

WHEREAS

(A)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated February 2, 2016 among Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, the Merger Sub and the Company, a copy of which is attached as Annexure 1 to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2013 Revision) (the “Companies Law”), pursuant to which (i) Merger Sub will merge with and into the Company and cease to exist, (ii) the Surviving Company will continue as the surviving company in the Merger, and (iii) the undertaking, property and liabilities of Merger Sub will vest in the Surviving Company.

(B)	Merger Sub and the Company are entering into this Plan of Merger pursuant to the provisions of section 233 of the Companies Law.

(C)	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Companies Law) to the Merger are the Company and Merger Sub.

2	The name of the surviving company (as defined in the Companies Law) shall be [Hurricane].

3	The registered office of the Surviving Company will be at [●], Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Company was US$1,000,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.001 each (the “Ordinary Shares”), of which [160,534,813] Ordinary Shares have been issued.

5	Immediately prior to the Effective Date (as defined below), the authorised share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, of which 1 ordinary share has been issued.

6	The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each.

7	The date on which it is intended that the Merger is to take effect is [●] 2016 (the “Effective Date”).

8	The terms and conditions of the Merger are such that, on the Effective Date:

8.1	Each Ordinary Share issued and outstanding immediately prior to the Effective Date, other than Excluded Shares, shall be cancelled and cease to exist and shall thereafter represent the right to receive the Per Share Merger Consideration, being US$2.51 in cash per Ordinary Share without interest.

8.2	Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist, without payment of any consideration or distribution therefor.

8.3	Each Dissenting Share issued and outstanding immediately prior to the Effective Date and that is held by a shareholder who shall have validly exercised and not effectively withdrawn or lost its right to dissent from the Merger in accordance with Section 238 of the Companies Law shall be cancelled and cease to exist in accordance with Section 238 of the Companies Law, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by it in accordance with the provisions of Section 238 of the Companies Law. Each Dissenting Share held by a shareholder who fails to exercise or withdraw its rights to dissent from the Merger in accordance with Section 238 of the Companies Law shall (i) not be deemed to be a Dissenting Share and (ii) be and be deemed to have been cancelled and cease to exist, as of the Effective Date, and shall thereafter represent the right to receive the Per Share Merger Consideration, being US$2.51 in cash per Ordinary Share without interest.

8.4	Each ordinary share of a par value of US$1.00 each of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company.

9	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 to this Plan of Merger.

10	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annexure 2 to this Plan of Merger on the Effective Date.

11	There are no amounts or benefits payable to the directors of the constituent companies on the Merger becoming effective.

12	Merger Sub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

2

14	The names and addresses of each director of the Surviving Company are:

14.1	[●] of [●]

14.2	[●] of [●]

15	This Plan of Merger has been approved by the board of directors of each of the Company and Merger Sub pursuant to section 233(3) of the Companies Law.

16	This Plan of Merger has been authorised by the shareholders of each of the Company and Merger Sub pursuant to section 233(6) of the Companies Law.

17	At any time prior to the Effective Date, this Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement and in accordance with Section 235(1) of the Companies Law.

18	This Plan of Merger may be executed in counterparts.

19	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

20	This Plan of Merger may be executed by fascimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

[Signature pages to follow.]

3

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
China Ming Yang Wind Power	)
Group Limited	)

4

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Regal Ally Limited	)

5

Annexure 1

Agreement and Plan of Merger

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company